The Southern Company

Vote FOR: Proxy Ballot

Item #6

“Disclose Short-, Medium- and Long-Term Operational GHG Targets”

Annual Meeting: May 22, 2024

CONTACT: Christopher Richardson, Mercy Investment Services | crichardson@Mercyinvestments.org

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Mercy Investment Services (“the Proponents” or “we”) seek your support for Item #6: Disclose Short-, Medium- and Long-Term Operational GHG Targets on The Southern Company (“Southern” or “the Company”) 2024 proxy ballot. The resolved clause states:

RESOLVED: Shareholders request The Southern Company (“Southern”) issue a report within a year, and annually until targets are met, at reasonable expense and excluding confidential information, that discloses operational (Scopes 1 and 2) GHG targets in the short-, medium- and long-term aligned with the Paris Agreement’s goal of maintaining global temperature rise to 1.5 degrees Celsius, consistent with sector- modelled pathways, and plans to achieve them.

For the following reasons, we believe Southern should update its current greenhouse gas (GHG) targets and urge Southern Company investors to vote FOR PROPOSAL 6:

1.	Alignment with 1.5 °C presents a financial opportunity for investors
2.	Accelerating targets is feasible for Southern
3.	While the proposal offers flexibility regarding the energy sources deployed to achieve 1.5 °C alignment, continued use of coal poses risks to Southern’s business

BACKGROUND: SOUTHERN’S CURRENT GOALS ARE INADEQUATE AND SPARK GREENWASHING CONCERNS

The science is clear that in order to mitigate the worst impacts of climate change, urgent action is needed to decarbonize the economy and limit the increase in global temperature rise to 1.5 °C. Scientific consensus outlined by IPCC reports shows deep emissions reductions from the global power sector are required in the 2030 timeframe, on the way to net zero emissions, to achieve overall climate targets.1

Southern has made significant progress decarbonizing its operations but can – and must – do more to align with the 1.5 °C goal. As shown below, independent, science-based benchmarks show that Southern would have to substantially increase its GHG reduction commitments to be

1.5 °C aligned.

Rather than acknowledge the significant gap between its targets and what the science requires, however, Southern has produced an assessment claiming 1.5 °C alignment of its current operational targets. The Proponents believe this claim to be biased, as it relies on a self- assessment based on an industry-led (EPRI) model. We are concerned that this poses a reputational risk of being viewed as greenwashing, undermining Southern’s good work to decarbonize.2

The financial markets are clear – rigorous, independent standards are required to assess climate targets. As lenders continue to explore climate-related risks in their lending practices, JP Morgan, for example, cites IEA NZ calculated emissions reductions for the Electric Utility sector of 69% off 2019 levels to be Paris Aligned at 1.5 degrees Celsius.3

Our proposal seeks 1.5 °C-aligned GHG targets (scopes 1 and 2) and suggests, but does not require, Southern to consider utilizing science-based approaches used by the Science Based Targets initiative (SBTi), Transition Pathway Initiative (TPI), or other science-based methodologies. These methodologies have been suggested for consideration as they are transparent, science-based, independent, and reviewed/utilized by the investment community. Moreover, the data is comparable and decision-useful for investors who are actively working to manage climate risk across their portfolios. Note that scope 3 is not covered by this proposal.

While the Company states that it is utilizing science-based research from Electric Power Research Institute (EPRI), the analysis was not performed by EPRI, but by the Company itself.

1 https://www.ipcc.ch/report/ar6/wg3/

2https://www.southerncompany.com/content/dam/southerncompany/pdfs/about/governance/reports/2023-

esg-net-zero-supplement.pdf; https://corpgov.law.harvard.edu/2023/07/24/greenwashing-navigating-the- risk/

3 https://www.jpmorgan.com/solutions/investment-banking/center-for-carbon-transition/carbon-compass#targets

EPRI has not assessed Southern’s targets and does not currently have a target assessment framework. In order to manage climate risk across a portfolio, investors require independent, third-party verified data in a comparable format.

We believe Southern is oversimplifying and misapplying EPRI’s research. EPRI’s three net zero in 2050 optimized scenarios involve interim net carbon dioxide reductions of 89%, 75% and 87% by 2035 from a 2015 base for the power supply in the US southeast region.4 These reductions are far steeper than Southern Company’s current 2030 goal of 50% GHG reductions from a 2007 baseline. Therefore, Southern’s targets and EPRI’s optimized net zero scenarios are not aligned.

The proponents believe EPRI’s work provides further evidence of deep decarbonization being required and viable, including in the Southeast. Notably, EPRI’s modelling does not yet factor in tax incentives from the Inflation Reduction Act, which significantly improves the competitiveness of renewable resources.

It is also important for investors to understand that EPRI is an industry-led and funded think- tank, and Southern Company has a seat on the EPRI board. The Proponents are asking Southern to disclose its performance against independent, science-based benchmarks.

4 https://www.epri.com/research/programs/109396/results/3002028181

The chart below shows that Southern’s existing targets (50% reductions by 2030 and net zero by 2050) is not aligned with scientific consensus on 1.5°C, or Below 2°C outcomes (per scenarios featured in the IPCC AR6 WGIII report), or individual 1.5°C climate alignment frameworks of SBTi, TPI or RMI. The gaps are significant.

We welcome Southern’s emissions reduction efforts to date and appreciate the company’s acknowledgement that “focus on ESG issues and their alignment with long-term strategy and value creation…is the right way to drive long-term performance.”6 Now, we look for Southern to re-align its climate strategy and invest in opportunities that allow the Company to reach 1.5 °C alignment based on established scientific consensus.

RATIONALE FOR A “YES” VOTE

1.	Alignment with 1.5 °C presents a financial opportunity for investors

Decarbonization is a significant financial opportunity for regulated electric utilities like Southern that own electricity generation. Decarbonization of owned electricity generation, which is the main driver of Southern’s operational emissions, involves deploying capital into renewables (or nuclear) and enabling infrastructure, and earning favorable regulated returns on that capital.7 Southern’s ability to maximize value for its investors depends on whether it pursues these opportunities slowly or on an accelerated timeframe.

5 Projected values for Southern’s targets and business plan may be found at https://www.transitionpathwayinitiative.org/companies/southern-company and https://utilitytransitionhub.rmi.org/climate- alignment/, along with levels consistent with 1.5C pathways provided by each organization; https://www.ipcc.ch/report/ar6/wg3/, Table TS.2 (page 71 of Technical Summary) were derived by combining Southern’s historical intensity from https://www.iea.org/reports/global-energy-co2-status-report-2019/emissions; SBTi levels may be found at https://sciencebasedtargets.org/resources/legacy/2020/06/SBTi-Power-Sector-15C-guide-FINAL.pdf.

6 https://www.southerncompany.com/newsroom/clean-energy/plan-on-net-zero-carbon-emissions-goal.html

7 https://blog.advancedenergyunited.org/how-do-electric-utilities-make-money

This strategy is already being used ambitiously by regulated utility peers like Xcel Energy, American Electric Power, Berkshire Hathaway Energy, and NextEra’s Florida Power and Light, and it has a direct impact on these companies’ earnings growth forecasts.8 The Proponents believe the Company is not fully pursuing this financial opportunity.

Setting 1.5 °C-aligned operational emissions targets is a simple way for Southern to provide investors confidence that the Company plans to maximize this opportunity for their financial benefit. This financial opportunity should be attractive to investors whether or not they consider climate factors in their investment decisions.

In the absence of upgraded targets, investors have only weak evidence that Southern intends to ambitiously and expeditiously pursue beneficial decarbonization opportunities of its owned electricity generation and its claim to already be 1.5 °C-aligned suggests that no further decarbonization is even necessary. Southern’s existing 2030 target implies little additional investment in decarbonization. The Company’s resource plan in Georgia includes a mere 1.5 GW solar build between now and the end of 2030, while Alabama and Mississippi have zero solar build planned in this timeframe.9 By contrast, NextEra’s Florida Power and Light is planning to add 21 GW of solar energy capacity between 2024-2033.10 Southern’s Georgia and Alabama plans are heavily redacted, preventing investors from fully assessing the reasons why Southern is pursuing this financial opportunity so tepidly.

2.	Accelerating targets is feasible for Southern.

The proposal allows Southern flexibility while adhering to scientific consensus. The IPCC’s Climate Mitigation report, which reflects scientific consensus, shows that 97 1.5 °C (low/no overshoot) scenarios have a median for carbon intensity of electricity generation in 2030 of 0.12 tonnes per megawatt hour (MWh), with an interquartile range of 0.07 to 0.14.11 Southern’s current 2030 target is equivalent to 0.41 tonnes per MWh (per TPI assessment).12

8 https://investors.xcelenergy.com/files/doc_presentations/2024/03/xel-investor-presentation-march- 2024.pdf; https://www.aep.com/Assets/docs/investors/eventspresentationsandwebcasts/JPMHandout_3- 27-2024.pdf; https://www.brkenergy.com/investors/financial-filings; https://www.fpl.com/content/dam/fplgp/us/en/about/pdf/ten-year-site-plan.pdf

9 https://www.alabamapower.com/content/dam/alabama-power/pdfs-docs/company/compliance--- regulation/IRP.pdf; https://psc.ga.gov/search/facts-document/?documentId=216166;

https://www.psc.state.ms.us/InSiteConnect/InSiteView.aspx?model=INSITE_CONNECTCqueue=CTS_ARCHI

VEQCdocid=658803

10 https://www.fpl.com/content/dam/fplgp/us/en/about/pdf/ten-year-site-plan.pdf

11 https://www.ipcc.ch/report/ar6/wg3/

12 https://www.transitionpathwayinitiative.org/companies/southern-company

Achieving 1.5ºC alignment will therefore require additional reductions, and the Proponents believe this is feasible for Southern.

Renewables are a low-cost resource in light of recent tax incentives from the Inflation Reduction Act. At the projected levels, renewables, when available, outcompete existing gas- fired generation, existing coal-fired generation that faces escalating compliance costs, and new gas-fired generation, on cost.13

Scientific consensus of 1.5 °C pathways allows room for more than a third of the annual energy supply to come from flexible gas in the 2030 timeframe to fill in the gaps left by baseload nuclear and intermittent renewables.14 These are annual averages, and reliance on gas can be even higher at certain times of the year when needed. At these levels, the Proponents believe that modest investment in transmission, energy storage and demand response programs will help alleviate any reliability concerns.

3.	While the proposal offers flexibility regarding the energy sources deployed to achieve 1.5ºC alignment, continued use of coal poses risks to Southern’s business

13 https://rmi.org/business-case-for-new-gas-is-shrinking/

14 https://www.ipcc.ch/report/ar6/wg3/, Table TS.2 (page 71 of Technical Summary), assuming upper quartile from IPCC report mentioned above and assuming an emissions intensity of gas-fired generation of 0.4 t / MWh; https://www.gevernova.com/content/dam/gepower-new/global/en_US/downloads/gas-new-site/products/gas- turbines/9f_fact-sheet-product-specifications.pdf, Note: emissions intensities of modern efficient gas-fired plants can be well below 0.4 t / MWh given efficiencies of >60% are possible

When measured at a generation portfolio level, alignment with climate scenarios offers flexibility on the combination of energy sources utilized. Because of its carbon intensity, coal volumes decline substantially in 1.5 °C-aligned scenarios.15

The financial implications of accelerated coal reductions for Southern Company depend on whether the Company opts for outright retirements or shifting to reduced dispatch in favor of other sources. The financial upside of investing to replace coal with new sources of capacity is favorable since Southern’s coal plants are heavily depreciated legacy assets.

Furthermore, the compliance costs of ongoing coal reliance are substantial, presenting financial risks to Southern and its customers.16 Peers such as Florida Power and Light, as well as Entergy already have plans to phase out coal more quickly than Southern.17 Setting 1.5 °C scope 1 and 2 targets can help Southern mitigate these risks and align with peers.

CONCLUSION

We believe Southern should update its current greenhouse gas (GHG) targets because alignment with 1.5 °C presents a financial opportunity for investors, accelerating targets is feasible for Southern, and the proposal offers flexibility regarding the energy sources deployed to achieve alignment. We urge shareholders to vote YES on this resolution.

Vote FOR Item #6

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15 https://www.ipcc.ch/report/ar6/wg3/, Table TS.2 (page 71 of Technical Summary)

16 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000092122/9619ee32-4e60-409f-8df9-407b49aa0ef1.pdf

17 https://www.fpl.com/content/dam/fplgp/us/en/about/pdf/ten-year-site-plan.pdf; https://s201.q4cdn.com/714390239/files/doc_presentations/2023/Nov/10/EEI-2023-Financial-Conference- handout.pdf